Exhibit 99.1

Inspira and Qarakal Sign Joint Development Agreement for Cryogenic Interconnects in Superconducting Quantum Systems

RA’ANANA, Israel, April 30, 2026 — Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”) today announced the entry into a Joint Development Agreement (the “Agreement”) with Qarakal Quantum Ltd. (“Qarakal Quantum” or “Qarakal”), a full-stack quantum computing company developing superconducting quantum computers. The collaboration brings Inspira’s Additively Manufactured Electronics (AME) platform, which operates under the brand name QTREX, into a working superconducting quantum environment to address one of the field’s most persistent scaling challenges: high-performance signal connectivity in cryogenic environments.

The Agreement establishes a structured, multi-phase engineering program to test and evaluate Inspira’s technology under quantum-relevant cryogenic conditions. Qarakal Quantum will provide the technical requirements for the program, after which the parties will finalize a joint development plan with agreed success metrics, testing scope, timelines, and resource commitments.

Under the joint development plan, Inspira will provide Qarakal Quantum with 3D-printed conductive and insulating structures designed to test high-density routing, integrated transitions, embedded shielding concepts, monolithic rigid-flex structures, and more compact interconnect geometries within constrained cryogenic volumes. Qarakal Quantum will test and integrate these structures at milli-Kelvin temperatures in its cryogenic development environment and provide engineering feedback.

Qarakal’s technology reflects a convergence of advanced academic research, intellectual property and hands-on engineering execution. Qarakal focuses on the design and fabrication of superconducting quantum processors, along with the development of novel quantum gates and circuits aimed at addressing complex computational challenges beyond the practical reach of classical systems.

“This Agreement places Inspira’s technology in a real-world quantum development environment, where its performance can be evaluated under relevant cryogenic conditions,” said Dagi Ben-Noon, Chief Executive Officer of Inspira. “This is a structured technical collaboration built around to be agreed upon defined metrics, direct cryogenic testing, and engineering feedback. This is how real value is built in quantum infrastructure- through measurable execution against one of the field’s most important scaling challenges.”

Dr. Nissan Maskil, Chief Executive Officer of Qarakal Quantum, added: “At Qarakal, our mission is to move quantum computing beyond monolithic lab machines toward modular, deployable, and scalable quantum infrastructure. A critical bottleneck in this evolution is the cabling density and thermal efficiency required to manage scaling signal connectivity within the dilution refrigerator.”

This collaboration marks a concrete step in Inspira’s strategic expansion into quantum computing and reinforces the Company’s focus on addressing one of the field’s most important infrastructure bottlenecks: high-performance connectivity within cryogenic environments for superconducting systems.

About Inspira Technologies

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) is a technology company focused on solving the most critical physical and hardware bottlenecks in quantum computing connectivity. Inspira develops unique quantum connectivity solutions designed for high-density, thermally optimized operation in dilution cryostats, a prerequisite for scaling quantum systems beyond current physical limitations. Additionally, the Company continues to advance its medical technology portfolio, including its respiratory support and blood monitoring platforms under a dedicated business unit. For more information, please visit: www.q-trex.com and www.inspira-technologies.com

About Qarakal Quantum

Qarakal Quantum is a quantum computing company building modular, deployable superconducting quantum systems designed for real-world scale. By combining application-specific quantum chips, full-stack co-design, and a patented modular architecture, Qarakal enables quantum computers that can be upgraded, expanded, and adapted for operational use—moving the industry beyond monolithic lab machines toward scalable quantum infrastructure. The company was co-founded by its CEO, Dr. Nissan Maskil, who brings deep systems engineering and defense-industry leadership experience, and its CTO, Prof. Nadav Katz of the Hebrew University of Jerusalem, a leading physicist in superconducting quantum systems. For further information, please visit: https://qarakal.ai/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected outcomes and benefits of the Agreement with Qarakal Quantum, including the ability to successfully develop, test and evaluate its cryogenic interconnect technologies under quantum-relevant conditions, , the potential performance and scalability of its solutions in cryogenic environments, the expected value of engineering feedback and performance data obtained through the collaboration, the ability of the Company’s technology to address key connectivity challenges in quantum computing infrastructure, the Company’s strategic expansion to quantum computing, Qarakal’s mission to move quantum computing beyond monolithic lab machines toward modular, deployable, and scalable quantum infrastructure and the potential for such collaborations to support the Company’s broader strategic expansion into the quantum computing market and development of future commercial opportunities. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

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Arx Investor Relations
North American Equities Desk
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